Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
September 16, 2013	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY	Edward S. Best Direct Tel +1 312 701 7100 Direct Fax +1 312 706 8106 ebest@mayerbrown.com
Loan Lauren P. Nguyen Special Counsel U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Potbelly Corporation
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-190893

Dear Ms. Nguyen:

On behalf of Potbelly Corporation (the “Company”), this letter supplementally provides to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission information regarding the estimated price range to be set forth in the preliminary prospectus circulated to investors. Based on current market conditions, the estimated price range is expected to be between $9.00 and $11.00 per share. The foregoing price range is based on market information as of September 16, 2013 and may change in the future. We are also supplementally providing the Staff with a “Recent Developments” section that the Company intends to include in the preliminary prospectus.

Attached as Exhibit A to this letter are certain pages of Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”) that are marked to show changes based on the foregoing estimated price range, as well as to reflect inclusion of the Recent Developments section. Exhibit A excludes information related to selling stockholders since such information is not complete at this time. The Company confirms that it will disclose a price range and selling stockholder information in the preliminary prospectus circulated to investors.

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A in advance of the filing of Amendment No. 1 and the launch of the Company’s road show, which are expected to occur on or about September 23, 2013.

Mayer Brown LLP

Loan Lauren P. Nguyen

September 16, 2013

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7100 or Jennifer Carlson at (312) 701-8591.

Sincerely,

/s/ Edward S. Best

Edward S. Best

Cc:	Sonia Bednarowski, Securities and Exchange Commission
Kristin Shifflett, Securities and Exchange Commission
Margery Reich, Securities and Exchange Commission
Aylwin Lewis, Potbelly Corporation
Charlie Talbot, Potbelly Corporation
Matt Revord, Potbelly Corporation

Exhibit A